

June 14, 2013

Via E-Mail
Gail Kelly
Chief Executive Officer
Westpac Banking Corporation
575 Fifth Avenue, 39th Floor
New York, New York 10017-2422

     Re: Westpac Banking Corporation
             Form 20-F for the Fiscal Year Ended September 30, 2012
             Filed November 13, 2012
             File No. 001-10167

Dear Ms. Kelly:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended September 30, 2012

Information on Westpac, page 6

1. In future filings please include, if applicable, a description of the seasonality of your company's business. In this regard, we note your statement on page 90 that one of your key movements in assets was partially affected by an "increase in interbank lending due to seasonal trends." Please refer to Item 4.B.3. of Form 20-F.

2. With respect to your statement that the PPSA has introduced fundamental changes to the treatment of security interests in personal property, please describe the fundamental changes that are likely to have a material impact on your business.

3. Similarly, describe the proposed changes to APRA's crisis management powers.

Risk and Risk Management, page 113

Reputational damage could harm our business and prospects, page 117

4. Publicly-available information indicates that you have correspondent banking relationship with Byblos Bank, which operates in Sudan and Syria. Sudan and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure regarding contacts with Sudan and/or Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and/or Syria, whether through direct or indirect arrangements. Your response should describe any funds, services, or support you have provided into Sudan and/or Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

Off-Balance Sheet Arrangements, page 125

5. Please revise your disclosure to include a discussion of material off-balance sheet arrangements, including the information specified in Item 5.E.1(a)-(d) of Form 20-F.

Other Westpac Business Information, page 126

Related Party Disclosures, page 127

6. We note your statement that loans made to related parties are made on the same terms and conditions as apply to "other employees and certain customers." However, Note 40 to your financial statements states that related party loans are made at "arm's length basis in the normal course of business and on commercial terms and conditions." Please revise your disclosure to clarify whether related-party loans are made at arm's length on terms generally available to your customers, or whether they are made on special terms available only to your employees and certain customers.

Signatures, page 313

7. In future filings include the title of the signing officer to your signature page. Please refer to Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ramin M. Olson at (202) 551-3331 or me at (202) 551-3675 with any questions you may have.

Sincerely,

/s/ Stephanie J. Ciboroski for

Suzanne Hayes
Assistant Director